August 8, 2019

Robert Coffin, Ph.D.
President and Chief Executive Officer
Replimune Group, Inc.
18 Commerce Way
Woburn, MA 01801

       Re: Replimune Group, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed July 29, 2019
           File No. 001-38596

Dear Dr. Coffin:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance
cc:    Benjamin J. Stein, Esq.